FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Disclosures under Indian Listing Regulations

The Bank has made the following disclosure to the Indian Stock Exchanges under the Indian Listing Regulations.

In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure requirements) Regulations, 2015, we wish to inform you the following:

1.	The Board of Directors of ICICI Bank Limited at its Meeting held on May 6, 2019 has approved the appointment of Mr. Sandeep Batra, as Executive Director of the Bank subject to regulatory approvals for a period of five years effective May 7, 2019 or the date of approval of his appointment by RBI, whichever is later.

Pursuant to the requirements of Regulation 30 of SEBI (Listing obligations and disclosure requirements), 2015, we furnish the below information:

Reason for change	Appointment
Date of appointment	May 7, 2019
Brief Profile

Mr. Sandeep Batra has been working with ICICI Group for the last 18 years and currently President -Corporate Centre at ICICI Bank.

As President- Corporate Centre Mr. Batra oversees the risk, internal audit, financial crime prevention, government relations, operations, secretarial and corporate communication functions at Bank.

Mr. Batra has been a founder member of the ICICI Prudential Life Insurance team and has worked with the organization as its Chief Financial Officer from September 2000 till 2006 till he joined ICICI Bank as its Group Compliance officer.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Mr. Batra rejoined ICICI Prudential Life Insurance as Executive Director in 2014.

At ICICI Prudential Life Insurance his oversight functions included Finance, investments, actuarial, risk and compliance functions. He was also instrumental in leading the company to India’s first IPO in the insurance space.

Mr. Batra is a Chartered Accountant (1987) and Company Secretary (1993).

Disclosure of relationships between directors	Mr. Sandeep Batra is not related to any other director of the Bank.

We affirm that Mr. Sandeep Batra is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

2.	Approved the amendments to the Memorandum of Association (MOA) and Articles of Association (AOA) of the Bank to align the same with extant regulatory provisions driven by the Companies Act, 2013 read with rules made thereunder, SEBI (Listing Obligations and Disclosure requirements) Regulations, 2015 and other applicable regulatory provisions, subject to the approval of the Reserve Bank of India and Shareholders of the Bank.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 6, 2019	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager